Exhibit 99.1

POSCO Holdings 2025.Q1 Earnings Release April 24, 2025

2 Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 1st quarter of 2025. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of thecompany and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company,resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accuracy and completeness of this presentation or of the information contained herein or assume any liability for the information described in this presentation.

Contents 3 Consolidated Business Performance MOU signed with Hyundai Motor Group Portfolio Management 2025 Investment Plan Business Performance by Key Areas I. Steel - POSCO · Production/Sales · Income - Overseas · PT-KP · PZSS · P-Maharashtra · PY-VINA II. Energy Materials - POSCO Future M - Progress on Plant Construction III. Infrastructure - POSCO International - POSCO E&C ESG Management Performance Appendix

Q1 ‘25 Consolidated Performance 4 Improved performance across all segments including Steel, Energy Materials, and Infrastructure Income (KRW bil., %pt) Financial Structure (KRW bil., %pt) Revenue OP Margin OP Margin Ratio QoQ Net Debt EBITDA Net Debt Ratio QoQ +0.8%p 18,052 19.0% 17,805 ³368 17,437 18.2% 3.2% 3.3% +2.8%p 16.3% 11,695 +500 11,195 1,565 9,863 1,544 +474 583 0.5% 568 +473 1,091 95 Q1 ‘24 Q4 ‘24 Q1 ‘25 Q1 ‘24 Q4 ‘24 Q1 ‘25 - Q1 ‘25 CAPEX executed : (consolidated) KRW 1.5 tril., (separate) KRW 9.4 bil. Performance before Intercompany Transaction Adjustment Revenue Operating Profit Net Profit (KRW bil.) Q1 ‘24 Q4 ‘24 Q1 ‘25 Q1 ‘24 Q4 ‘24 Q1 ‘25 Q1 ‘24 Q4 ‘24 Q1 ‘25 Consolidated Income 18,052 17,805 17,437 583 95 568 608 ³703 344 Steel 15,444 15,639 14,963 339 334 450 210 ³6 222 POSCO1) 9,520 9,281 8,968 295 322 346 231 146 220 Overseas 4,942 5,335 5,085 4 8 68 ³68 64 ³47 Energy Materials 1,156 761 930 6 ³203 ³98 25 ³569 ³97 POSCO Future M2) 1,138 723 845 38 ³41 17 57 ³276 49 Infrastructure 14,153 13,749 13,326 340 109 307 304 ³373 173 POSCO International2) 7,761 7,942 8,154 265 145 270 18 ³11 20 POSCO E&C2) 2,453 2,251 1,814 34 ³63 24 76 ³78 11 1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy

MOU Signed with Hyundai Motor Group 5 MoU signed between POSCO Group and Hyundai Motor Group in Steel and EV battery materials 01 Objective To collaborate in steel and EV battery materials as means to address shifts in global trade schemes and to advance our interests in the future mobility market Anchored on 5+ decades of trust forged in steel and automobiles, we now seek sustainable and strategic partnership focused on low carbon emissions steel and future mobility’ 02 Specific Areas of Cooperation Joint investment to respond to global trade regulations and to Invest in raw materials and build non China supply chain to brace for EV market reinforce ESG management competence rebound; joint technology development to dominate the next generation products market Safety / Net Zero EAF in U.S. Lithium AAM Next Generation 03 EAF Investment in U.S. As a part of our localization strategy and the first collaboration project with Hyundai Motor Group, we will make joint investment in steel in NA Expected Impact

MOU Signed with Hyundai Motor Group

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Overseas Growth Strategy:
Identify future growth engine by making timely investment into high-growth, high-profit local markets

[Asia] Phased build-up of upstream capability in JV partnership with JSW, India's No. 1 steelmaker

[North America] Securing local sustainable steelmaking capabillity by jointly investing in EAF integrated steelworks with Hyundai Motor Group

☞ Responding to the implementation of the USMCA 'melted & poured' origin rule from July '27 by providing materials for POSCO-Mexico and eliminating trade barriers to increase sales of automotive steel

【 Global Upstream Plants & Expansion Plan 】


China (1Mt)
ZPSS (Stainless hot / cold rolled coil)
Korea (40Mt)
Pohang (17Mt), Gwangyang (23Mt)
Vietnam (1Mt, 50% Equity)
POSCO YAMATO VINA (Structural)
Indonesia (3Mt, 50% Equity)
PT. Krakatau POSCO
POSCO-Canada(Raw materials sourcing)
P-FutureM (CAM)
P-Int'l NA Main Office
P-America (Headquarter)
P-AAPC
P-Int'l Motor Core
P-MVWPC
POSCO-Mexico
POSCO-MPPC
P-Int'l Central/South America

India

Integrated steelworks (New 5Mt, 50% Equity)

- Partner : JSW (No.1 Indian steelmaker)
- Target : P-MH-linked automotive steel market

U.S.A.

EAF integrated steelworks (New 2.7Mt, minor shares)

- Partner: Hyundai Motor Group
- Target: Automotive steel market in NA

【 NA Production/Sales Subs. (D/S)】

Entity	Location/Vol.
JV company	· (US) Louisiana · 2.7Mt steelworks
POSCO-Mexico	· (Mx) Altamira · 900Kt coating plant
POSCO-MPPC	· (Mx) Puebla · 630Kt processing ctr.
POSCO-MVWPC	· (Mx) Villagran · 25Kt processing ctr.
POSCO-AAPC	· (US) McCalla · 160Kt processing ctr.

Portfolio Management 7 Restructuring progress rate of 40% with 51 projects completed as of Q1 ‘25, cumulative cash generation of KRW 949 billion* Project Scope 126 projects including 55 under-performing projects and 71 non-core assets Q1 Performance 6 projects completed ’ cash generation of KRW 286.6 bil. *Includes advance payment from ongoing projects; KRW 102.5 bil. in demolition costs separately incurred Infrastructure 4 projects, cash inflow of KRW 118.4 bil. Steel 1 project, cash inflow of KRW 6.9 bil. 2% POSCO International’s sale of Mong Duong II coal-fired POSCO’s sale of land in Pohang city power plant in Vietnam to improve ESG management 19% - Received approval from the government of Vietnam for the sale of its entire 30% stake 38% POSCO DX’s sale of DR business KRW 286.6 bil. Energy Materials 1 project, cash inflow of KRW 53.7 bil. Other 4 projects, received KRW 107.6 bil. POSCO Future M’s sale of P&O Chemical shares in down/interim payments 41% (Operating deficit in ‘24 ³KRW 10.7 bil.) 2025 Goal Additional KRW 1.5 tril. cash generation through 62 restructuring projects (Cumulative KRW 2.1 tril. across ‘24~‘25)

2025 Investment Plan 8 2025 CAPEX of KRW 8.8 tril. continues to fund core businesses while adjusting speed Consolidated KRW 6.7T KRW 8.6T KRW 9.0T KRW 8.8T CAPEX (75%) (76%) (82%) (planned) (% administered Rate 0.1 0.4 0.5 vs. planned) 6% 0.9 1.2 0.1 1.5 17% R&D Infrastructure 1.2 3.6 4.0 3.0 34% Energy Materials 1.6 Steel 3.6 3.8 3.8 43% 3.4 2022 2023 2024 2025(P) Investment in pre-planned projects and new growth opportunities, as well as enhancing facilities for better cost-competitiveness Ë Steel : Construction of EAF to effectively supply low-carbon emissions steel products, overseas growth, enhanced operational efficiency of facilities through replacement or renovation of aged assets Ë Energy Materials : Phase 2 of brine-based lithium, expansion of ongoing CAM plant construction in Canada, Gwangyang and Pohang Ë Infrastructure : Senex in Australia, Stage 4 of Myanmar gas field, LNG Terminal 2

POSCO 9 Production/Sales (KRW bil., %) Income (KRW bil., %) Crude Steel (Kt) Production Sales Volume (Kt) Utilization Rate* QoQ Revenue Operating Profit OP Margin QoQ % of Premium Plus Products Sold** 91.5% 85.6% 88.1% ³3.4%p 3.9% +0.4%p 3.5% 3.1% 9,153 ³502 9,520 9,281 8,661 8,968 ³313 8,464 8,651 8,229 8,148 31.8% 28.8% 26.6% ³2. 2%p 322 346 295 Q1 2024 Q4 2024 Q1 2025 Q1 2024 Q4 2024 Q1 2025 * Utilization Rate: crude steel production/crude steel capacity ** Low-carbon emissions products, materials for core components of high-growth, high-margin ecofriendly industries such as Hyper NO; excludes figures for non-prime and semi-finished products. Refurbishments affected production/sales, but lower costs drove up operating profit (KRW bil.) Lower Lower cost,etc. • Selling price (carbon steel) : Q4 ‘24) KRW 931K/t ’ Q1 ‘25) KRW 937K/t (+6) production/sales Higher selling price +72 346 • Key raw materials cost (carbon steel) : Q4 ’24) 100 ’ Q1 ’25) 99 (³1) 322 ³102 +54 • Expenses : Labor costs and commission fees fell QoQ due to base effects Q4 2024 Q1 2025

Steel (overseas) 10 PT. Krakatau POSCO (Indonesia) (KRW bil.) PZSS (China) (KRW bil.) Revenue Operating Profit QoQ Revenue Operating Profit QoQ 726 750 750 ³74 676 715 672 ³54 4 24 7 ³17 +36 ³24 ³55 ³19 Q1 2024 Q4 2024 Q1 2025 Q1 2024 Q4 2024 Q1 2025 POSCO Maharashtra (India) (KRW bil.) PY VINA (Vietnam) (KRW bil.) Revenue Operating Profit QoQ Revenue Operating Profit QoQ 464 447 +26 438 109 104 105 +1 61 +29 26 32 +3 2 ³2 0.3 Q1 2024 Q4 2024 Q1 2025 Q1 2024 Q4 2024 Q1 2025 OP rebounded from continuous improvement of P-MH and reduction of losses in PZSS, while market slowdown continues in Indonesia • [PT.KP] Lower ASP due to reduced governmental infrastructure budget, [P-MH] Increased total sales volume (+4.7%, QoQ) including high-margin products • [PZSS] Higher STS prices and reduced processing costs, [PY VINA] Construction sector slowdown offset by increased project sales, preventing price drop

POSCO Future M 11 Income (KRW bil., %) Revenue & OP by Segment (KRW bil.) Revenue Operating Profit OP Margin QoQ Q1 2024 Q4 2024 Q1 2025 QoQ Revenue 1,138 723 845 +122 1,138 3.3% 845 +122 723 Energy Material 782 382 505 +123 2.0% +7.7%p ³1 Base Material 356 341 340 38 17 Operating Profit 38 ³41 17 +58 ³5.7% +58 Energy Material 25 ³47 2 +49 ³41 Base Material 13 6 15 +9 Q1 2024 Q4 2024 Q1 2025 CAM: Revenue and OP grew from increased high-Ni sales • Sales recover as customers conclude inventory adjustments, and sales of high-Ni products rise as new production sites come on line (+64%, QoQ) AAM: Sales of Natural Graphite grew; mass production of Artificial Graphite continues • Call for non-Chinese AAM drove up overall demand, leading to increase in sales volume of Natural Graphite AAM (+33%, QoQ) Base Materials: OP grew alongside rising price of Chemical products

Energy Materials Progress on Plant Construction

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- **[POSCO Argentina]** Adjustments made to reflect market slowdown and sluggish recovery of lithium price
  (Phase 1) Secure adequate time to ramp up (by end of '25) and acquire client certification
  (Phase 2 & POSCO Lithium Solution) * Push out completion schedule to build optimal production system
  * Lithium carbonate produced in Phase 2 will be used as the material for lithium hydroxide production at POSCO Lithium Solution
- **[POSCO Pilbara Lithium Solution]** (Plant 1) Currently in operation to begin shipping contracted volume for 2025 from Q2
  (Plant 2) Perform facility test to obtain client certification in Q3 and ramp up

※ [POSCO CNGR Nickel Solution] Liquidation in progress, expected to be completed by June

Material	Company	Project	~2023	2024	2025	2026
Lithium	POSCO Argentina	Phase I, Brine		Completion (Oct.)		
		Phase II, Brine (up-stream)	Groundbreaking (Aug.)		Completion (Q3'25) → Q1'26	
	POSCO Lithium Solution	Phase II, Brine (down-stream)	Groundbreaking (Jun.)		Completion (Q3'25 → Q1'26)	
	POSCO Pilbara Lithium Solution	Lithium Ore	Plant 1 Completion (Nov.)	Total Completion (Nov.)		
Nickel	SNNC	Fe Removal		Completion (Jan.)		
	POSCO	Nickel Refining			Completion (Mar. '25)	
	Indonesia JV	Smelting (Matte)	Approval (Apr.); Equity acquisition, Construction commencement (Sept.)		Completion (Q2'25)	
Next Generation	POSCO Silicon Solution	SiOx AAM	Approval (Jan.)	Downstream completion (Apr.); Total Completion (Nov.)

POSCO International 13 Income (KRW bil., %) Revenue & OP by Segment (KRW bil.) Revenue Operating Profit OP Margin QoQ Q1 2024 Q4 2024 Q1 2025 QoQ Revenue 7,761 7,942 8,154 +212 3.4% 3.3% 1.5%p Energy1) 977 878 858 ³20 1.8% Steel Mtrls,etc.2) 6,784 7,064 7,296 +232 7,942 8,154 +212 7,761 265 145 270 +125 Operating Profit Energy1) 138 78 135 +57 270 +125 145 265 Steel Mtrls,etc.2) 127 67 135 +68 Q4 2024 1) Consists of E&P, LNG plant and terminal Q1 2024 Q1 2025 2) Consists of steel, Materials Bio (raw material, food, industrial material), and consolidated accounts OP grew on winter power demand and stronger sales from the Myanmar gas field • [E&P] Overall sales growth resulting from demand recovery in Myanmar, in addition to higher FX (+ KRW 14 bil., QoQ) • [LNG power] Profit improvement (+ KRW 33 bil., QoQ) led by 1) revenue recovery following repair completion and 2) higher SMP (+KRW 0.2/kwh) and capacity factor (+5.5%) • [Materials Bio] Increased sales in complex fertilizer bound for Australian and Eastern European markets, along with other factors (+ KRW 26 bil., QoQ)

POSCO E&C 14 Income (KRW bil., %) Revenue & OP by Segment (KRW bil.) Revenue Operating Profit OP Margin QoQ Q1 2024 Q4 2024 Q1 2025 QoQ Revenue 2,453 2,251 1,814 ³437 1.4% Plant 854 467 420 ³47 1.3% +4.1%p ³2.8% Infrastructure 326 354 240 ³114 Construction 1,278 1,435 1,099 ³336 2,453 Consolidated Accounts ³5 ³5 55 +60 2,251 34 24 +87 Operating Profit ³63 1,814 ³437 Plant 21 ³87 12 +99 Infrastructure 8 ³20 ³4 +16 34 24 +87 Construction 2 49 16 ³33 ³63 Q4 2024 Consolidated Accounts 3 ³5 - +5 Q1 2024 Q1 2025 Major project deliveries of Q4’24 caused a revenue decline, but project payments resulted in OP increase • Commissioning of major projects at 2024-end affected revenue across segments, but OP of Plant and Infrastructure showed positive growth Strengthen financial structure and continue to manage PF risks

ESG Management Human Rights Management System 15 The chairman and the CEOs of 6 affiliates unveiled the POSCO Group Human Rights Commitment and defined the Human Rights Management System The Human Rights Management TF ensured compliance with the international standards, rules and laws on human rights due diligence 1 Human Rights Management Council (chaired semi-annually by Head of Corporate Strategy Office) - Period : Oct.-Dec. ’24 (3 months) 2 POSCO Group Human Rights Commitment TF—Companies : POSCO Holdings and 6 affiliate companies* Outcomes 3 Human Rights Due Diligence methodology Overview * POSCO, P-Int’l/E&C/FutureM/DX/Steeleon (document review & site investigation) - Consulting : Jipyong (law firm), UNGC Network Korea 4 Grievance mechanism (including monitoring system) d Scope of work for POSCO Holdings and affiliates The Human Rights Management System to serve as the framework for the publication of human rights report (-Jun. ‘25) and the human rights impact assessment for POSCO Holdings and 6 affiliates (-Aug. ‘25)

Appendix 16 Summarized Income Statement Summarized Balance Sheet

Summarized Consolidated Income Statement 17 (KRW bil.) Category Q1’24 Q4’24 Q1’25 QoQ Revenue 18,052 17,805 17,437 ³368 Gross Profit 1,329 1,083 1,336 253 (Gross Margin) 7.4% 6.1% 7.7% +1.6%p SG&A 746 987 767 +220 Operating Profit 583 95 568 +473 (Operating Margin) 3.2% 0.5% 3.3% +2.8%p Profit Before Tax 733 ³892 510 +1,402 Net Profit 608 ³703 344 +1,047 Net Profit attributable to Controlling Interest 541 ³428 302 +730 EBITDA 1,544 1,091 1,565 +474 (EBITDA Margin) 8.6% 6.1% 9.0% +2.9% EPS (KRW) 6,394 ³5,185 3,733 +8,918 No. of Outstanding Shares 84,571 82,624 80,932 ³1,692 (Thousands)

Summarized Consolidated Balance Sheet 18 (KRW bil.) Category Q1’24 Q4’24 Q1’25 QoQ Current Assets 46,799 44,030 44,291 +261 Cash Balance* 17,883 14,802 15,497 +695 Accounts Receivable 11,675 10,822 11,139 +317 Inventories 13,975 14,143 13,319 ³824 Non-Current Assets 56,497 59,374 57,833 ³1,541 Tangible Assets 36,671 39,847 40,126 +279 Intangible Assets 4,722 4,775 4,845 +70 Other LT Financial Assets 2,910 2,572 2,463 ³109 Total Assets 103,266 103,404 102,124 ³1,280 Liabilities 42,870 41,954 40,450 ³1,504 Current Liabilities 23,077 22,780 23,458 +678 Non-Current Liabilities 19,793 19,174 16,992 ³2,182 ? Total Interest Bearing Debt 27,745 25,997 27,191 +1,194 Shareholders’ Equity 60,396 61,450 61,674 +223 Controlling Interest 54,792 55,394 55,577 +183 Net Debt 9,863 11,195 11,695 +500 Net Debt to Equity (%) 16.3% 18.2% 19.0% +0.8%p * Cash and Cash Equivalents, Short-term Financial Instruments, etc.